

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2020

William J. Levy
Senior Director and Founder
Investment Grade R.E. Income Fund, L.P.
1470 E. Valley Road #5295
Santa Barbara, California 93108

   **Re: Investment Grade R.E. Income Fund, L.P.**
     **Draft Offering Statement on Form 1-A**
     **Filed February 5, 2020**
     **CIK 0001798925**

Dear Mr. Levy:

  We have reviewed your draft offering statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.  Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Form DOS filed February 5, 2020

Cover page

1. Disclosure on page 3 and in the Business section indicates that you may invest in properties with tenants that do not have investment grade rated credit ratings but that may be "other unrated but creditworthy tenants . . . as determined by the General Partner."  To avoid confusion that may arise from the use of the term "investment grade" in the company's name, please revise the cover page to clarify that any or all of your investments may be in properties leased by tenants that do not have an investment grade credit rating.

Management, page 42

2. Please provide Messrs. Levy's and Peus' principal occupations and employment during the last five years and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. See Item 10(c) of Form 1-A.

Repurchase of Units, page 49

3. Please disclose whether there are any limits on the number of Units you can repurchase at any time or from time to time, or on the amount or source of funds you can use to repurchase Units.

Signatures, page 73

4. Please identify and have the offering statement signed by your principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of your board of directors or governing body, as appropriate. See Instructions to Signatures of Form 1-A.

General

5. We note that you are a limited partnership that intends to invest in commercial properties and that you have not as yet identified any properties to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide the prior performance information of the general partner and its affiliates, and other disclosures contemplated by Industry Guide 5, or tell us why such disclosure should not be provided in this document. Please refer to Release No. 33-6900 (June 17, 1991), and Item 7(c) of Part II of Form 1-A.

6. In an appropriate section of your offering circular, please clearly and prominently disclose the provisions of the Amended and Restated Limited Partnership Agreement and the Subscription Agreement that identify courts in the County of Orange, State of California as the exclusive forum for litigation related to those agreements. Please disclose whether each provision permits claims to be made in both federal and state courts in Orange County and whether it applies to actions arising under the Securities Act or Exchange Act. In that regard, note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to claims arising under the Securities Act or Exchange Act, please also revise your offering statement to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the

exclusive forum provision in each agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Lastly, please include risk factor disclosure that clearly describes any risks or other impact on investors, such as increase costs to bring claim, and that the provisions may discourage claims or limit investors' ability to bring a claim in a judicial forum they find favorable.

You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters.  Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:	Lynne Bolduc